                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13d
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                           CoSine Communications, Inc.
                           ---------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    221222607
                                    ---------
                                 (CUSIP Number)

                                   GLEN KASSAN
                                   WHX CS CORP
                           555 Theodore Fremd Avenue,
                               Rye, New York 10580
                                 (914) 925-4437
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 2005
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box y.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 40 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

-----------------------                                    ---------------------
CUSIP No. 863100202                   13D                     Page 2 of 40 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      WHX CS CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   1,898,337 (1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,898,337 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,898,337 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

(1)  In  connection  with the sale of an aggregate  of  1,898,337  shares of the
     Issuer (the  "Shares") to WHX CS Corp.,  an  irrevocable  proxy to vote the
     Shares was  granted as of October  26,  2005 by George W.  Haywood  and his
     affiliates, the sellers and the record holders of such Shares as of October
     3, 2005. The proxy was granted to Warren  Lichtenstein and Jack Howard,  as agents of WHX CS Corp.  The proxy is anticipated to be used by WHX CS Corp.
     at the Annual Meeting of the Issuer to be held on November 15, 2005, with a record  date  of  October  3,  2005,  and  any  adjournments  thereof,  and thereafter is expected to be terminated.

-----------------------                                    ---------------------
CUSIP No. 863100202                   13D                     Page 3 of 40 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      WHX CORPORATION
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   1,898,337 (1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,898,337 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,898,337 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

(1)  In  connection  with the sale of an aggregate  of  1,898,337  shares of the
     Issuer (the  "Shares") to WHX CS Corp.,  an  irrevocable  proxy to vote the
     Shares was  granted as of October  26,  2005 by George W.  Haywood  and his
     affiliates, the sellers and the record holders of such Shares as of October
     3, 2005. The proxy was granted to Warren  Lichtenstein and Jack Howard,  as agents of WHX CS Corp.  The proxy is anticipated to be used by WHX CS Corp.
     at the Annual Meeting of the Issuer to be held on November 15, 2005, with a record  date  of  October  3,  2005,  and  any  adjournments  thereof,  and thereafter is expected to be terminated.

-----------------------                                    ---------------------
CUSIP No. 863100202                   13D                     Page 4 of 40 Pages
-----------------------                                    ---------------------

          The following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.   SECURITY AND ISSUER.
          -------------------

          This statement relates to shares of the Common Stock, par value $.0001
(the "Shares"),  of CoSine Communications,  Inc. (the "Issuer").  The address of the principal executive offices of the Issuer is 560 South Winchester Blvd., San
Jose, CA 95128.

Item 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a) This statement is filed by WHX CS Corp.,  a Delaware  corporation, and WHX Corporation,  a Delaware public corporation,  (together,  the "Reporting
Persons"). WHX CS Corp. is a wholly owned subsidiary of WHX Corporation. Each of the  foregoing is referred to as a "Reporting  Person" and  collectively  as the
"Reporting Persons."

          The members of the board of directors of WHX  Corporation  are: Warren
Lichtenstein  (Chairman of the Board),  Josh  Schechter,  John  Quicke,  Glen M.
Kassan  (Vice  Chairman of the Board),  Jack Howard,  Garen W. Smith,  Daniel P.
Murphy  and Louis  Klein,  Jr. Mr.  Kassan  also  serves as the Chief  Executive
Officer  and  Secretary  of WHX  Corporation.  Mr.  Quicke also serves as a Vice
President  of WHX  Corporation.  Robert K. Hynes  serves as the Chief  Financial
Officer.

          The  members  of the board of  directors  of WHX CS Corp.  are  Warren
Lichtenstein, Glen Kassan and Jack Howard. Mr. Kassan also acts as the President of WHX CS Corp. and John Quicke serves as Vice President and Secretary.

          In accordance with the provisions of General Instruction C to Schedule
13D,  information  concerning  the  executive  officers  and  directors  of  WHX
Corporation  and  WHX  CS  Corp.  is  included  in  Schedule  A  hereto  and  is incorporated by reference herein

          Steel  Partners  II,  L.P.,  a Delaware  limited  partnership  ("Steel
Partners II"),  beneficially owns 50.3% of the shares of WHX Corporation.  Steel
Partners L.L.C., a Delaware limited  liability  company  ("Partners LLC") is the general  partner of Steel Partners II. The sole  executive  officer and managing member of Partners LLC is Warren G. Lichtenstein,  who is Chairman of the Board,
Chief  Executive  Officer  and  Secretary.  Glen  Kassan  is an  Executive  Vice
President  of Steel  Partners,  Ltd., a  management  and  advisory  company that provides management services to Steel Partners and its affiliates. Each of Steel
Partners II, Partners LLC, and Mr. Lichtenstein disclaim beneficial ownership of the Shares  held by  Reporting  Persons  and has  excluded  such Shares in their respective  Schedule  13D.  Mr.  Kassan  does not own any  Shares  and  disclaim beneficial ownership of the Shares held by Reporting Persons.

          By nature of the relationship of WHX Corporation to Steel Partners II,
Partners LLC and Mr. Lichtenstein,  as more fully described above, the Reporting
Persons affirm that they  constitute a "group" with Steel Partners II,  Partners
LLC and Messrs.  Lichtenstein for purposes of Section 13(d)(3) of the Securities
Exchange Act of 1934,  as amended (the "Act").  The Reporting  Persons  disclaim

-----------------------                                    ---------------------
CUSIP No. 863100202                   13D                     Page 5 of 40 Pages
-----------------------                                    ---------------------

beneficial  ownership of the shares held by Steel Partners II,  Partners LLC and
Mr. Lichtenstein.

          (b) The principal  business address of each Reporting Person and their respective  officers and directors is 555 Theodore  Fremd Avenue,  Rye, New York
10580 .

          (c) The principal  business of WHX CS Corp. is holding the  securities of the Issuer.  The principal business of WHX Corporation is acting as a holding company  that has been  structured  to invest in and  manage a diverse  group of businesses.

          (d) No Reporting  Person or their  respective  officers and  directors has,  during  the last five  years,  been  convicted  in a  criminal  proceeding
(excluding traffic violations or similar misdemeanors).

          (e) No Reporting  Person or their  respective  officers and  directors has, during the last five years,  been party to a civil proceeding of a judicial or  administrative  body  of  competent  jurisdiction  and as a  result  of such proceeding  was or is subject to a  judgment,  decree or final  order  enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of the officers and directors of the  Reporting  Persons is a citizen of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          The aggregate  purchase price of the 1,898,337  Shares owned by WHX CS
Corp. is $5,030,593.  The Shares owned by WHX CS Corp.  were acquired with funds it received from issuing 1,000 shares of its Series A Preferred  Stock through a private placement to Steel Partners II.

Item 4.   PURPOSE OF TRANSACTION.
          ----------------------

          The  Reporting  Persons  purchased  the Shares based on the  Reporting
Persons'  belief that the Shares at current  market prices are  undervalued  and represent an attractive  investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

          No  Reporting  Person has any  present  plan or  proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. WHX CS Corp. intends to review its  investment  in the Issuer on a continuing  basis and engage in  discussions with  management  and the  Board  of  Directors  of the  Issuer  concerning  the business,  operations  and  future  plans of the  Issuer.  Depending  on various factors  including,  without  limitation,  the Issuer's  financial  position and

-----------------------                                    ---------------------
CUSIP No. 863100202                   13D                     Page 6 of 40 Pages
-----------------------                                    ---------------------

investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities  markets and general economic and industry  conditions,  WHX CS Corp.
may in the future take such actions with respect to its investment in the Issuer
as  it  deems  appropriate   including,   without   limitation,   seeking  Board
representation,  making  proposals  to  the  Issuer  concerning  changes  to the capitalization,  ownership  structure or  operations  of the Issuer,  purchasing additional Shares, selling some or all of its Shares,  engaging in short selling of or any hedging or similar  transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon 10,090,365  Shares  outstanding as of October 3, 2005 as reported in the Issuer's Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on October 24, 2005.

          As of the  close  of  business  on  October  26,  2005,  WHX CS  Corp.
beneficially  owned 1,898,337 Shares,  constituting  approximately  18.8% of the
Shares outstanding.  As the sole shareholder of the outstanding shares of WHX CS
Corp.,  WHX Corporation may be deemed to beneficially  own the 1,898,337  Shares
owned  by  WHX  CS  Corp.,  constituting   approximately  18.8%  of  the  Shares
outstanding.

          (b)  Each of the  Reporting  Persons  has  sole  power  to vote and to dispose of the 1,898,337  Shares.  In connection  with the sale of the Shares to
WHX CS Corp., an irrevocable  proxy to vote the Shares was granted as of October
26,  2005 by George W.  Haywood and his  affiliates,  the sellers and the record holders of such  Shares as of October 3, 2005.  The proxy was  granted to Warren
Lichtenstein and Jack Howard, as agents of WHX CS Corp. The proxy is anticipated to be used by WHX CS Corp.  at the  Annual  Meeting  of the Issuer to be held on
November 15, 2005,  with a record date of October 3, 2005, and any  adjournments
thereof,  and  thereafter  is  expected  to  be  terminated.   Each  of  Messrs.
Lichtenstein  and Howard disclaims  beneficial  ownership of such Shares and has excluded  such Shares in their  respective  Schedule 13D.  Other than  disclosed herein, none of the officers and directors of the Reporting Persons beneficially own Shares.

     Upon  information  and  belief,  Steel  Partners,   Partners  LLC  and  Mr.
Lichtenstein,  as of the date hereof,  beneficially own an additional  2,382,884
Shares.  Such Shares may be deemed to be beneficially  owned in the aggregate by the Reporting Persons and Steel Partners, Partners LLC and Mr. Lichtenstein as a
"group"  for  purposes of Section  13(d)(3)  of the Act, as of the date  hereof, constituting  approximately an additional 23.6% of the Shares  outstanding.  The
Reporting Persons expressly disclaim beneficial  ownership of securities held by
Steel Partners,  Partners LLC and Mr. Lichtenstein and have excluded such Shares in this Schedule 13D.

          (c) On October 26, 2005,  WHX CS Corp.,  a wholly owned  subsidiary of
WHX  Corporation,  purchased an aggregate of 1,898,337  Shares,  or 18.8% of the outstanding  Shares, at $2.65 per share in a private  transaction from George W.
Haywood,  Estate of M. Haywood,  Cheryl Jenkins Haywood,  Allison Haywood, Julia

-----------------------                                    ---------------------
CUSIP No. 863100202                   13D                     Page 7 of 40 Pages
-----------------------                                    ---------------------

Haywood,  John Haywood, and Lehman Brothers for the Benefit of George W. Haywood
- IRA Account.

     (d) No person other than the  Reporting  Persons is known to have the right to receive,  or the power to direct the receipt of dividends  from,  or proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6.   CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.
          ----------------------------------------------------------------------

          Other than as described herein, there are no contracts,  arrangements, understandings  or  relationships  among the Reporting  Persons,  or between the
Reporting  Persons and any other person,  with respect to the  securities of the
Issuer.

     1.   On October 26, 2005,  WHX CS Corp.,  a wholly owned  subsidiary of WHX
          Corporation, purchased an aggregate of 1,477,800 Shares from George W.
          Haywood,  Estate  of  M.  Haywood,  Cheryl  Jenkins  Haywood,  Allison
          Haywood,  Julia  Haywood  and John  Haywood at $2.65 per share.  These
          Shares were transferred together with a proxy.

     2.   On October 26, 2005, WHX CS Corp.,  a  wholly-owned  subsidiary of WHX
          Corporation,  purchased  an  aggregate  of 420,537  Shares from Lehman
          Brothers  for the Benefit of George W.  Haywood - IRA Account at $2.65
          per share. These Shares were transferred with a proxy.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          1.  Joint  Filing  Agreement  by and  between  WHX CS  Corp.  and  WHX
              Corporation, dated November 1, 2005.

          2.  Stock Purchase  Agreement  dated October 26, 2005 by and among WHX
              CS Corp.  and  George W.  Haywood,  Estate of M.  Haywood,  Cheryl
              Jenkins Haywood, Allison Haywood, Julia Haywood and John Haywood.

          3.  Stock Purchase Agreement dated October 26, 2005 by and between WHX
              CS Corp. and Lehman  Brothers for the Benefit of George W. Haywood
              - IRA Account.

-----------------------                                    ---------------------
CUSIP No. 863100202                   13D                     Page 8 of 40 Pages
-----------------------                                    ---------------------

                                   SCHEDULE A

              INFORMATION CONCERNING THE OFFICERS AND DIRECTORS OF
                        WHX CORPORATION AND WHX CS CORP.

A. WHX CORPORATION

WARREN  LICHTENSTEIN  - Chairman of the Board - Chairman of the Board - Chairman
of the Board,  Secretary and the Managing Member of Steel Partners,  L.L.C., the
general partner of Steel Partners II, L.P. ("Steel"),  since January 1, 1996 and the President,  Chief Executive  Officer and a director of Steel Partners,  Ltd.
("SPL"), a management and advisory company that provides  management services to
Steel and its affiliates,  since June 1999. Director of BKF Capital Group, Inc., the parent company of John A. Levin & Co., Inc. an investment  management  firm, since  June 2005.  Director  of  WebFinancial  Corporation  ("WebFinancial"),  a
consumer  and  commercial  lender,  from 1996 to June  2005 and Chief  Executive
Officer from 1997 to June 2005.  Director  (currently  Chairman of the Board) of
United Industrial  Corporation  ("UIC"),  a company  principally  focused on the design,  production  and  support  of  defense  systems  and a  manufacturer  of combustion  equipment  for biomass and refuse  fuels,  since May 2001.  Director
(currently Chairman of the Board) of SL Industries,  Inc. ("SL"), a designer and manufacturer of power  electronics,  power motion  equipment,  power  protection equipment,  and teleprotection and specialized  communication  equipment,  since
January  2002 and Chief  Executive  Officer from  February  2002 to August 2005.
Director of Layne Christensen  Company,  a provider of products and services for the water, mineral, construction and energy markets, since January 2004.

GLEN M.  KASSAN - Vice  Chairman  of the  Board of  Directors,  Chief  Executive
Officer and  Secretary - Executive  Vice  President  of SPL and its  predecessor since June 2001 and as Vice  President  of its  predecessor  from  October  1999 through May 2001.  Vice  President,  Chief  Financial  Officer and  Secretary of
WebFinancial  since June 2000.  Director of SL since January 2002, Vice Chairman since August 2005 and was President from February 2002 through August 2005. Vice
Chairman of the Board of Directors of Caribbean Fertilizer Group Ltd., a private company engaged in the production and  distribution of agricultural  products in
Puerto Rico and Jamaica, since June 2000. Director of UIC, a company principally focused  on  the  design,  production  and  support  of  defense  systems  and a manufacturer of combustion equipment for biomass and refuse fuels, since 2004.

JACK HOWARD - Director -  Registered  principal  of Mutual  Securities,  Inc., a registered  broker-dealer,  since 1989.  Director of WebFinancial since 1996 and
Vice President since 1997.  Secretary,  Treasurer and Chief Financial Officer of
WebFinancial  from 1997 to 2000.  Chairman  of the  Board  and  Chief  Executive
Officer  of  Gateway  Industries,  Inc.  ("Gateway"),  a  provider  of  database development and Web site design and development  services,  since February 2004,
Vice  President of Gateway  since  December  2001 and  director  since May 1994.
Director of Pubco  Corporation,  a printing supplies and construction  equipment manufacturer  and distributor.  Director of BNS Holding,  Inc.  ("BNS"),  a real estate management company.

JOHN QUICKE - Director and Vice President - Vice Chairman and Executive  Officer
of the  Sequa  Corporation  since  March  2004.  Director,  President  and Chief
Operating Officer of Sequa Corporation from 1993 through 2004.

-----------------------                                    ---------------------
CUSIP No. 863100202                   13D                     Page 9 of 40 Pages
-----------------------                                    ---------------------

JOSH  SCHECHTER  - Director - Employee of Steel  since  2001.  Associate  in the corporate  finance  group  of  Imperial  Capital,  a  provider  of  mergers  and acquisitions  advisory  services,  from 1998 to 2001.  Senior  analyst at Leifer
Capital, an investment bank, from 1997 to 1998. Tax consultant at Ernst & Young,
LLP from 1996 to 1997. Director of Jackson Products, Inc. since 2004.

GAREN W.  SMITH - Director  -  Chairman  of the Board of Handy & Harman  ("H&H")
since 2003.  Vice  President,  Secretary  and  Treasurer of Abundance  Corp.,  a
consulting  company that provides  services to the Company from 2002 to February
2005. President and Chief Executive Officer of Unimast Incorporated from 1991 to
2002.

DANIEL P. MURPHY - Director;  President and Chief Executive Officer of H&H since
February 2003.  Vice President of H&H  Engineered  Materials  Group from January
2002 through February 2003. President of Olympic  Manufacturing Group, Inc. from
February 1994 through December 2001.

LOUIS KLEIN,  JR. - Director - Trustee of Manville  Personal  Injury  Settlement
Trust  since  1991.  Trustee  of WT  Mutual  Fund  and  WT  Investment  Trust  I
(Wilmington Trust) since 1998.

ROBERT  K.  HYNES  -  Chief   Financial   Officer  since   January  2003.   Vice
President--Finance  from June 2001 through  January 2003.  Vice President of H&H since March 2000.  Director of Audit and  Financial  Standards of H&H from April
1995 through March 2000.

B. WHX CS CORP. - SEE ABOVE FOR MORE INFORMATION.

WARREN LICHTENSTEIN -  Chairman of the Board
GLEN KASSAN - Director and President
JACK HOWARD - Director
JOHN QUICKE - Vice President and Secretary

-----------------------                                   ----------------------
CUSIP No. 863100202                   13D                    Page 10 of 40 Pages
-----------------------                                   ----------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: November 1, 2005               WHX CS CORP.

                                      By: /s/ Glen Kassan
                                          --------------------------------------
                                          Name:  Glen Kassan
                                          Title: President

                                      WHX CORPORATION

                                      By: /s/ Glen Kassan
                                          --------------------------------------
                                          Name:  Glen Kassan
                                          Title: Chief Executive Officer

-----------------------                                   ----------------------
CUSIP No. 863100202                   13D                    Page 11 of 40 Pages
-----------------------                                   ----------------------

                                  EXHIBIT INDEX

            EXHIBIT

     1.   Joint Filing  Agreement by and between WHX CS Corp. and          12
          WHX Corporation, dated November 1, 2005.

     2.   Stock Purchase  Agreement dated October 26, 2005 by and       13-27
          among WHX CS Corp. and George W. Haywood,  Estate of M.
          Haywood, Cheryl Jenkins Haywood, Allison Haywood, Julia
          Haywood  and  John  Haywood.

     3.   Stock Purchase  Agreement dated October 26, 2005 by and       28-40
          between  WHX CS  Corp.  and  Lehman  Brothers  for  the
          Benefit of George W. Haywood - IRA Account.

-----------------------                                   ----------------------
CUSIP No. 863100202                   13D                    Page 12 of 40 Pages
-----------------------                                   ----------------------

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule  13D dated  November
1, 2005  (including  amendments  thereto)  with  respect to the Common  Stock of
CoSine  Communications,  Inc. This Joint Filing  Agreement  shall be filed as an
Exhibit to such Statement.

Dated: November 1, 2005               WHX CS CORP.

                                      By: /s/ Glen Kassan
                                          --------------------------------------
                                          Name:  Glen Kassan
                                          Title: President

                                      WHX CORPORATION

                                      By: /s/ Glen Kassan
                                          --------------------------------------
                                          Name:  Glen Kassan
                                          Title: Chief Executive Officer

-----------------------                                   ----------------------
CUSIP No. 863100202                   13D                    Page 13 of 40 Pages
-----------------------                                   ----------------------

                                                                       Exhibit 2

                            STOCK PURCHASE AGREEMENT

     STOCK PURCHASE AGREEMENT, dated as of October 26, 2005, by and among George
W. Haywood, Estate of M. Haywood, Cheryl Jenkins Haywood, Allison Haywood, Julia
Haywood and John Haywood,  all with a business contact address of 3023 Q Street,
N.W. Washington, D.C. 20007 (each, a "Seller," and collectively, the "Sellers"), and WHX CS Corp., a Delaware corporation ("Purchaser").

     WHEREAS,  Sellers are, in aggregate,  beneficial owners of 1,477,800 shares of common stock (the "CoSine Shares") of CoSine Communications, Inc., a Delaware
corporation (the "Company"), in the amounts as set forth on Exhibit A;

     WHEREAS,  each of the Sellers  desires to sell to Purchaser  and  Purchaser desires to purchase  from each of the  Sellers the CoSine  Shares for a purchase price of $2.65 per CoSine Share, or $3,916,170.00 in the aggregate, on the terms and subject to the conditions set forth in this Agreement;

     NOW, THEREFORE, the parties hereto hereby agree as follows:

Section 1.     SALE OF COSINE SHARES.

     1.1. SALE AND PURCHASE OF COSINE  SHARES.  At the Closing,  upon the terms and subject to the conditions  contained in this  Agreement,  Sellers shall each sell to Purchaser and Purchaser shall purchase from each Seller all right, title and interest in and to the CoSine  Shares  (including  any and all voting rights associated therewith), listed opposite such Seller's name on Schedule A, for the
Purchase  Price set forth in  Schedule A with  respect to such  Seller's  CoSine
Shares.  The  aggregate  price for the purchase of all CoSine Shares held by all
Sellers shall be THREE MILLION NINE HUNDRED SIXTEEN THOUSAND ONE HUNDRED SEVENTY
($3,916,170.00) DOLLARS (the "Purchase Price").

     1.2. CLOSING.  The closing of the sale and  purchase  of the CoSine  Shares shall  take  place  simultaneously  with  the  execution  and  delivery  of this
Agreement at the offices of Olshan  Grundman  Frome  Rosenzweig & Wolosky LLP at
Park Avenue Tower,  65 East 55th Street,  New York,  New York 10022,  or at such other  time and  place as  Purchaser  and  Sellers  shall  mutually  agree  (the
"Closing").

     1.3. DELIVERIES  AT THE CLOSING.  (a) At the Closing,  Purchaser  shall (i)
deliver  the  Purchase  Price to each Seller in such  respective  amounts as set forth on  Schedule  A by wire  transfer  to such  accounts  as each  Seller  may designate to Purchaser  prior to the Closing and (ii) an opinion of  Purchaser's counsel to Sellers in the form mutually agreed.

          (b)  Concurrently  with the execution of this  Agreement,  each Seller shall  deliver to  Purchaser a duly  executed  Irrevocable  Proxy in the form of
Exhibit C attached hereto ("IRREVOCABLE PROXY").

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CUSIP No. 863100202                   13D                    Page 14 of 40 Pages
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          (c) Concurrently with the execution of this Agreement, (i) each Seller shall deliver a written  instruction  to each broker  holding CoSine Shares (the
"Broker")  whose name appears next to such  Seller's  name in Exhibit A attached hereto (the "Transfer  Instructions")  instructing  such Broker to transfer such
CoSine  Shares  to the  Purchaser's  account  set  forth on  Exhibit B upon such
Broker's  receipt of the  Purchase  Price shown next to such  Seller's  name and
Broker's name in Exhibit A attached  hereto,  and (ii) each Seller shall deliver to Purchaser a copy of such Seller's Transfer Instructions.

Section 2.     REPRESENTATIONS AND WARRANTIES OF PURCHASER.

     Purchaser hereby represents and warrants to Sellers and Broker as follows:

     2.1. AUTHORIZATION.   Purchaser  has  all  requisite  corporate  power  and
authority to execute,  deliver and perform this  Agreement and the  transactions contemplated hereby, and the execution, delivery and performance by Purchaser of this Agreement has been duly authorized by all requisite action by Purchaser and this  Agreement,  when executed and delivered by Purchaser,  constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable  bankruptcy,  insolvency,  reorganization, fraudulent  conveyance,  moratorium or other similar laws  affecting  creditors'
rights and remedies  generally,  and subject,  as to enforceability,  to general principles  of  equity  (regardless  of  whether  enforcement  is  sought  in  a proceeding at law or in equity).

     2.2. INVESTMENT  REPRESENTATIONS.  Purchaser hereby represents and warrants to each Seller as follows:

          (a) AVAILABLE INFORMATION.  Purchaser acknowledges that it is familiar with the business,  management,  operations,  financial condition and affairs of the Company and is therefore able to evaluate the merits and risks of a purchase of the CoSine  Shares  and is not  relying on any  information  provided  by the
Sellers.

          (b) APPROVALS AND CONSENTS.  Purchaser is a wholly owned subsidiary of
WHX  Corporation.  The Board of  Directors of WHX  Corporation  has ratified the purchase of the CoSine  Shares in accordance  with the terms of this  Agreement.
Except as disclosed in the preceding sentence, no action,  approval,  consent or authorization,  including, but not limited to, any action, approval,  consent or authorization  by any  governmental or  quasi-governmental  agency,  commission, board,  bureau, or  instrumentality  is necessary or required as to Purchaser in order  to  constitute  this  Agreement  as  a  valid,  binding  and  enforceable obligation of Purchaser in accordance with its terms.

          (c) RESTRICTED SECURITIES. Purchaser understands and agrees that, when acquired by the Purchaser  pursuant to the Agreement,  the CoSine Shares will be restricted  within  the  meaning  of the  Securities  Act,  and may not be sold, transferred or otherwise  disposed of without  registration under the Securities
Act or an exemption therefrom.

          (d)  LEGEND.   Purchaser   understands  and   acknowledges   that  the
certificates representing the CoSine Shares shall bear a legend substantially as follows until (i) such securities  shall have been registered  under the Act and

-----------------------                                   ----------------------
CUSIP No. 863100202                   13D                    Page 15 of 40 Pages
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effectively  been  disposed  of in  accordance  with an  effective  registration statement  thereunder;  or (ii) in the opinion of counsel  for the Company  such securities  may be  sold  without  registration  under  the  Act as  well as any applicable "Blue Sky" or state securities laws:

     "THE  SECURITIES  REPRESENTED  BY THIS  INSTRUMENT  HAVE NOT BEEN
     REGISTERED  UNDER THE SECURITIES ACT OF 1933, AS AMENDED,  OR THE
     SECURITIES LAWS OF ANY STATE,  AND MAY NOT BE SOLD,  TRANSFERRED,
     ASSIGNED,  PLEDGED OR  HYPOTHECATED  UNLESS AND UNTIL  REGISTERED
     UNDER SUCH ACT AND/OR APPLICABLE STATE SECURITIES LAWS, OR UNLESS
     THE  CORPORATION  HAS  RECEIVED  AN  OPINION  OF COUNSEL OR OTHER
     EVIDENCE,  REASONABLY  SATISFACTORY  TO THE  CORPORATION  AND ITS
     COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED."

          (e) INVESTMENT.  The CoSine Shares to be acquired by Purchaser will be acquired for  investment  purposes only for  Purchaser's  own account,  not as a nominee or agent, and not with a view to the resale or distribution thereof.

          (f) ACCREDITED INVESTOR. Purchaser is an "Accredited Investor" as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933,  as  amended  (the  "Securities  Act").  Purchaser  is able to bear the economic risk of the purchase of the CoSine Shares pursuant to the terms of this
Agreement,  including a complete  loss of  Purchaser's  investment in the CoSine
Shares.

          (g) NO REPRESENTATION. Purchaser confirms that neither Sellers nor any agent or  affiliate  of Sellers  have made any  representation  or  warranty  to
Purchaser  about the Company or the CoSine  Shares other than those set forth in this Agreement,  and that Purchaser has not relied upon any other representation or warranty, express or implied, in purchasing the CoSine Shares.

          (h) FINANCIAL  EXPERIENCE.  The Purchaser represents that by reason of
Purchaser's  business or  financial  experience  or the  business  or  financial experience of Purchaser's  professional  advisors who are unaffiliated  with and who are not  compensated  by either  Sellers or the Company or any  affiliate or selling  agent  of  either  Sellers  or the  Company,  directly  or  indirectly,
Purchaser  has the capacity to protect  Purchaser's  own interests in connection with the transactions contemplated by this Agreement.

     2.3. MATERIAL   INFORMATION.   Purchaser  represents  that  it  is  not  in
possession of any material non-public information with respect to the Company in connection with transactions  contemplated under this Agreement. For purposes of this Section  2.3,  "material"  shall mean  information  that an investor  would reasonably  attach  importance  in  reaching  a  decision  to buy,  sell or hold securities of the Company.

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CUSIP No. 863100202                   13D                    Page 16 of 40 Pages
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     2.4. DISCLOSURES.  Purchaser acknowledges that it is solely responsible for making any necessary disclosures  applicable to it under and otherwise complying with Section 13 and 16 of the Securities  Exchange Act of 1934, as amended,  and other applicable law.

     Purchaser understands that the foregoing representations and warranties are to be relied upon by Sellers as a basis for  exemption of the sale of the CoSine
Shares under the Securities Act and under the securities  laws of all applicable states and for other purposes.  Purchaser warrants that the information provided to Sellers is true and correct as of the date hereof,  and  Purchaser  agrees to advise Sellers, prior to the execution of this Agreement, of any material change in any such information.

Section 3.     REPRESENTATIONS AND WARRANTIES AND COVENANTS OF SELLERS.

     Each Seller  hereby,  jointly and  severally,  represents  and  warrants to
Purchaser and Broker with respect to itself and its CoSine Shares as follows:

     3.1. OWNERSHIP OF COSINE SHARES. The CoSine Shares are solely owned by each
Seller,  as set forth on Schedule  A,  beneficially  and/or of record,  free and clear of any and all liens, encumbrances,  claims, charges and assessments,  and
Seller has the full and sole right, power, legal capacity and authority to sell, transfer and deliver its CoSine Shares. The CoSine Shares are not subject to any options or contractual restrictions with respect to transferability.

     3.2. AUTHORIZATION.  Each Seller has all  requisite  authority  to execute, deliver and perform this Agreement and the transactions contemplated hereby, and the  execution,  delivery and  performance  by each Seller of this Agreement has been duly authorized by all requisite  action by such Seller and this Agreement, when  executed and  delivered by such  Seller,  constitutes  a valid and binding obligation of such Seller,  enforceable  against  Seller in accordance  with its terms, subject to applicable bankruptcy, insolvency, reorganization,  fraudulent conveyance,  moratorium or other similar laws  affecting  creditors'  rights and remedies generally, and subject, as to enforceability,  to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

     3.3. APPROVALS AND CONSENTS. No action, approval, consent or authorization, including, but not limited to, any action, approval, consent or authorization by any governmental or  quasi-governmental  agency,  commission,  board, bureau, or instrumentality  is necessary  or required as to Sellers in order to  constitute this  Agreement as a valid,  binding and  enforceable  obligation  of Sellers in accordance with its terms.

     3.4. PROXY. In addition to the Irrevocable Proxy delivered  herewith,  each
Seller hereby  agrees to take any and all actions  necessary to cause the CoSine
Shares to be voted as directed by  Purchaser,  as such time or times and in such manner as may be directed by Purchaser.

     3.5. MATERIAL  INFORMATION.  Each  Seller  represents  that  it is  not  in possession of any material non-public information with respect to the Company in connection with transactions  contemplated under this Agreement. For purposes of this Section  3.5,  "material"  shall mean  information  that an investor  would reasonably  attach  importance  in  reaching  a  decision  to buy,  sell or hold securities of the Company.

     3.6. DISCLOSURES.  Each Seller  acknowledges that it is solely  responsible for  making  any  necessary  disclosures  applicable  to it under and  otherwise complying  with Section 13 and 16 of the  Securities  Exchange  Act of 1934,  as
amended, and other applicable law.

Section 4.     INDEMNIFICATION.

          (a) Each Seller  agrees to jointly and severally to indemnify and hold harmless Purchaser (and its officers,  employees,  partners,  agents, affiliates and  controlling  parties)  from and against  any and all  losses,  liabilities, damages,  claims,  suits, actions,  judgments or causes of action,  assessments, costs and expenses, including without limitation interest, penalties, reasonable attorneys'  fees, any and all  reasonable  expenses  incurred in  investigating, preparing or defending against any litigation,  commenced or threatened,  or any claim  whatsoever,  and any and all amounts paid in  settlement  of any claim or litigation,  asserted  against,  resulting  to,  imposed  upon,  or  incurred or suffered by Purchaser,  directly as a result of third party claims  resulting or arising from any  inaccuracy  in or breach or  nonfulfillment  of or any alleged inaccuracy  in or  breach  or  nonfulfillment  of any  of  the  representations, warranties, covenants or agreements made by Sellers in this Agreement; PROVIDED,
HOWEVER,  that the indemnity  agreement  contained in this SUBSECTION 4(A) shall not  apply to  amounts  paid in  settlement  of any such  loss,  claim,  damage, liability,  or action if such settlement is effected without the consent of each
Seller  (which  consent  shall  not be  unreasonably  withheld,  conditioned  or delayed) provided,  further, in no event shall the indemnity  obligations of any
Seller  under this  SUBSECTION  4(A)  exceed the net  proceeds  received by such
Seller  from the sale of the  CoSine  Shares to the  Purchaser  pursuant  to the
Agreement.

          (b) Purchaser and WHX  Corporation,  jointly and  severally,  agree to indemnify and hold harmless each Seller (and its officers, employees,  partners, agents, affiliates and controlling parties) from and against any and all losses, liabilities,  damages,  claims, suits,  actions,  judgments or causes of action,
assessments,   costs  and  expenses,   including  without  limitation  interest,
penalties,  reasonable attorneys' fees, any and all reasonable expenses incurred in investigating,  preparing or defending  against any litigation,  commenced or threatened, or any claim whatsoever,  and any and all amounts paid in settlement of any claim or  litigation,  asserted  against,  resulting to, imposed upon, or incurred or suffered by such Seller  directly as a result of third party  claims resulting or arising from any inaccuracy or any alleged  inaccuracy in or breach or  nonfulfillment  of any  of the  representations,  warranties,  covenants  or agreements made by the Purchaser in this Agreement (including without limitation the payment of the Purchase Price agreed to in Section 1.3(a) hereto), provided, however,  that the indemnity  agreement  contained in this SUBSECTION 4(B) shall not  apply to  amounts  paid in  settlement  of any such  loss,  claim,  damage, liability,  or action if such settlement is effected  without the consent of the
Purchaser  (which  consent shall not be  unreasonably  withheld,  conditioned or delayed).

Section 5.  BROKERS AND FINDERS.

     No party hereto shall be obligated to pay any commission,  brokerage fee or finder's fee based on any alleged  agreement or  understanding  between any such

-----------------------                                   ----------------------
CUSIP No. 863100202                   13D                    Page 17 of 40 Pages
-----------------------                                   ----------------------

party and a third  person in respect of the  transactions  contemplated  hereby.
Each party hereto  hereby agrees to indemnify the other against any claim by any third person for any commission, brokerage or finder's fee or other payment with respect to this Agreement or the transactions  contemplated  hereby based on any alleged  agreement or  understanding  between such party and such third  person, whether express or implied from the actions of such party.

Section 6.  RECITALS INCORPORATED.

     The recitals of this  Agreement are  incorporated  herein by this reference and made a material part of this Agreement.

Section 7.  SUCCESSORS AND ASSIGNS.

     This  Agreement  shall bind and inure to the benefit of the parties  hereto and their respective successors and assigns.

Section 8.  ENTIRE AGREEMENT.

     This  Agreement,  including  any and all  exhibits  and  schedules  hereto, contains  the entire  understanding  of the parties  with respect to the subject matter hereof and supersedes all prior agreements and  understandings  among the parties with respect thereto.

Section 9.  NOTICES.

     All notices,  demands and requests of any kind to be delivered to any party in  connection  with this  Agreement  shall be in writing and shall be deemed to
have   been   duly   given   if    personally    delivered   or   if   sent   by
internationally-recognized overnight courier or by registered or certified mail, return receipt requested and postage prepaid, addressed as follows:

          (a)  if to Purchaser, to:

                          WHX CS Corp.
                          555 Theodore Fremd Avenue,
                          Rye, New York 10580
                          Telecopier: (914) 925-4498
                          Attention: Warren Lichtenstein

                          with a copy to:

                          Olshan Grundman Frome Rosenzweig & Wolosky LLP
                          Park Avenue Tower
                          65 East 55th Street
                          New York, NY 10022
                          Telecopier: (212) 451-2222
                          Attention: Steven Wolosky, Esq.

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CUSIP No. 863100202                   13D                    Page 18 of 40 Pages
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          (b) if to Sellers, to:

                          George W. Haywood
                          3023 Q Street, N.W.
                          Washington, D.C. 20007
                          Telecopier:  (202) 342-3409

                          with a copy to:

                          Moomjian & Waite, LLP
                          100 Jericho Quadrangle, Suite 225
                          Jericho, New York 11753
                          Telecopier:  (516) 937-5050
                          Attention:  Gary T. Moomjian, Esq.

or to such  other  address  as the party to whom  notice is to be given may have furnished to the other parties to this  Agreement in writing in accordance  with the provisions of this Section. Any such notice or communication shall be deemed to have been received (i) in the case of personal delivery,  on the date of such delivery,  (ii) in the case of  nationally-recognized  overnight courier, on the next business day after the date when sent and (iii) in the case of mailing,  on the third business day following that on which the piece of mail containing such communication is posted.

Section 10. AMENDMENTS.

     This Agreement may not be modified or amended,  or any of the provisions of this Agreement waived, except by written agreement of all parties hereto.

Section 11. GOVERNING  LAW; WAIVER OF JURY TRIAL.

          (a) All questions  concerning  the  construction,  interpretation  and validity of this  Agreement  shall be governed by and  construed and enforced in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law  provision or rule (whether in the State of New
York or any other  jurisdiction) that would cause the application of the laws of any  jurisdiction  other  than the  State of New  York.  In  furtherance  of the foregoing,  the  internal  law of  the  State  of  New  York  will  control  the
interpretation   and  construction  of  this  Agreement,   even  if  under  such
jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily or necessarily apply.

          (b) BECAUSE  DISPUTES  ARISING IN  CONNECTION  WITH COMPLEX  FINANCIAL
TRANSACTIONS  ARE MOST QUICKLY AND  ECONOMICALLY  RESOLVED BY AN EXPERIENCED AND
EXPERT  PERSON  AND THE  PARTIES  WISH  APPLICABLE  LAWS TO APPLY  (RATHER  THAN
ARBITRATION  RULES),  THE PARTIES  DESIRE  THAT THEIR  DISPUTES BE RESOLVED BY A
JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE,  TO ACHIEVE THE BEST COMBINATION
OF THE BENEFITS OF THE JUDICIAL  SYSTEM AND OF  ARBITRATION,  THE PARTIES HERETO

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CUSIP No. 863100202                   13D                    Page 19 of 40 Pages
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WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION,  SUIT OR  PROCEEDING  BROUGHT TO
ENFORCE OR DEFEND ANY RIGHTS OR REMEDIES  UNDER THIS  AGREEMENT OR ANY DOCUMENTS
RELATED HERETO.

Section 12. SUBMISSION TO JURISDICTION.

     Any legal  action or  proceeding  with  respect  to this  Agreement  may be brought in the courts of the State of New York and the United  States of America
located in the City of New York, New York and, by execution and delivery of this
Agreement,  the parties  hereby  accept for  themselves  and in respect of their properties,  generally and  unconditionally,  the  jurisdiction of the aforesaid courts. The parties hereby irrevocably waive, in connection with any such action or proceeding,  any objection,  including,  without limitation, any objection to the venue or based on the grounds of forum non conveniens, which they may now or hereafter  have  to the  bringing  of any  such  action  or  proceeding  in such respective jurisdictions.  The parties hereby irrevocably consent to the service of process of any of the aforementioned  courts in any such action or proceeding by the  mailing of copies  thereof by  registered  or  certified  mail,  postage prepaid, to them at the address set forth herein.

Section 13. SEVERABILITY.

     It is the desire  and intent of the  parties  that the  provisions  of this
Agreement be enforced to the fullest extent permissible under the law and public
policies  applied  in  each   jurisdiction  in  which   enforcement  is  sought.
Accordingly,  in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction,  shall be ineffective,  without invalidating the  remaining  provisions  of this  Agreement  or  affecting  the  validity  or enforceability  of  such  provision  in any  jurisdiction.  Notwithstanding  the foregoing,  if such  provision  could  be more  narrowly  drawn  so as not to be invalid, prohibited or unenforceable in such jurisdiction,  it shall, as to such
jurisdiction,   be  so  narrowly  drawn,   without  invalidating  the  remaining
provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 14. COUNTERPARTS.

     This Agreement may be executed in any number of counterparts, and each such counterpart of this Agreement shall be deemed to be an original instrument,  but all such  counterparts  together shall  constitute but one agreement.  Facsimile counterpart signatures to this Agreement shall be acceptable and binding.

Section 15. HEADINGS.

     The section and  paragraph  headings  contained in this  Agreement  are for reference  purposes  only  and  shall  not  affect  in any  way the  meaning  or interpretation of this Agreement.

Section 16. EXPENSES.

     Each party hereto shall pay its own expenses  incurred in the  preparation, negotiation  and  execution  of  this  Agreement  and  the  consummation  of the

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CUSIP No. 863100202                   13D                    Page 20 of 40 Pages
-----------------------                                   ----------------------

transactions  contemplated  hereby and  thereby,  including  without  limitation expenses for legal and accounting services;  PROVIDED, HOWEVER, Purchaser hereby agrees to  reimburse  Sellers'  reasonable  legal fees of not more than  $10,000 promptly  upon  receipt of invoice  therefor  for the sale of the Cosine  Shares pursuant to this Agreement and that certain Stock Purchase Agreement dated as of the date  hereof by and  among  Lehman  Brothers  for the  Benefit  of George W.
Haywood - IRA Account and Purchaser.

Section 17. SURVIVAL.

     The  warranties,  representations,  and  covenants of Sellers and Purchaser contained in or made pursuant to this Agreement  shall survive the execution and delivery  of this  Agreement  and the Closing and shall in no way be affected by any  investigation  of the  subject  matter  thereof  made  by or on  behalf  of
Purchaser or Sellers.

Section 18. FURTHER ASSURANCES.

     From and after the date of this Agreement,  the Purchaser and Sellers agree to execute and deliver any additional  documents,  instrument and other writings as may be reasonably  necessary to effect the transfer of the CoSine Shares from the Sellers to the Purchaser,  including any documents required by the Company's transfer agent or counsel.

Section 19. PREPARATION OF AGREEMENT.

     Each  party to this  Agreement  acknowledges  that:  (i) the  party had the advice of, or  sufficient  opportunity  to obtain the advice of,  legal  counsel separate and  independent of legal counsel for any other party hereto;  (ii) the terms of the transactions contemplated by this Agreement are fair and reasonable
to  such  party;  and  (iii)  such  party  has  voluntarily   entered  into  the
transactions  contemplated  by this Agreement  without duress or coercion.  Each party  further  acknowledges  that such party was not  represented  by the legal
counsel  of  any  other  party  hereto  in  connection  with  the   transactions
contemplated  by  this  Agreement,  nor  was  he  or  it  under  any  belief  or understanding  that such legal counsel was  representing  his or its  interests.
Each party agrees that no conflict,  omission or ambiguity in this Agreement, or the interpretation  thereof,  shall be presumed,  implied or otherwise construed against  any other  party to this  Agreement  on the basis  that such  party was responsible for drafting this Agreement.

                                    * * * * *

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CUSIP No. 863100202                   13D                    Page 21 of 40 Pages
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     IN WITNESS  WHEREOF,  each of the  undersigned has duly executed this Stock
Purchase Agreement as of the date first written above.

                                  WHX CS CORP.

                                  By: /s/ Glen Kassan
                                      ------------------------------------------
                                      Name: Glen Kassan
                                      Title: President

                                  WHX CORPORATION
                                  (solely with respect to Subsection 4(b) of
                                  this Agreement)

                                  By: /s/ Glen Kassan
                                      -----------------------------------------
                                      Name: Glen Kassan
                                      Title: Chief Executive Officer

-----------------------                                   ----------------------
CUSIP No. 863100202                   13D                    Page 22 of 40 Pages
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     IN WITNESS  WHEREOF,  each of the  undersigned has duly executed this Stock
Purchase Agreement as of the date first written above.

                                  /s/ George W. Haywood
                                  ------------------------------
                                  GEORGE W. HAYWOOD

                                  ESTATE OF M. HAYWOOD

                                  /s/ George W. Haywood
                                  ------------------------------
                                  Name: George W. Haywood
                                  Title:

                                  /s/ Cheryl Jenkins Haywood
                                  ------------------------------
                                  CHERYL JENKINS HAYWOOD

                                  /s/ Allison Haywood
                                  ------------------------------
                                  ALLISON HAYWOOD

                                  /s/ Allison Haywood
                                  ------------------------------
                                  JULIA HAYWOOD

                                  /s/ Allison Haywood
                                  ------------------------------
                                  JOHN HAYWOOD

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CUSIP No. 863100202                   13D                    Page 23 of 40 Pages
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                                    EXHIBIT A

Seller                     Number of Shares    Purchase Price       Broker
------                     ----------------    --------------       ------

George W. Haywood             331,600           $878,740.00       Lehman Brothers, Inc.
                              778,200         $2,062,230.00       Goldman Sachs & Co.
                              233,000           $617,450.00       UBS Financial Svcs.
                            ---------         -------------
                            1,342,800         $3,558,420.00

Estate of M. Haywood           49,000           $129,850.00       Lehman Brothers, Inc.

Cheryl Jenkins Haywood         60,000           $159,000.00       Lehman Brothers, Inc.

Allison Haywood                10,000            $26,500.00       Lehman Brothers, Inc.

Julia Haywood                  10,000            $26,500.00       Lehman Brothers, Inc.

John Haywood                    6,000            $15,900.00       Lehman Brothers, Inc.
                            ---------         -------------

TOTAL                       1,477,800         $3,916,170.00

-----------------------                                   ----------------------
CUSIP No. 863100202                   13D                    Page 24 of 40 Pages
-----------------------                                   ----------------------

                                    EXHIBIT B

           NATIONAL FINANCIAL SERVICES
           CLEARING AGENT FOR MUTUAL SECURITIES INC.
           DTC ACCOUNT NUMBER: 0226 FTAO
           WHX CS CORP. ACCOUNT NO.  0FN750000

-----------------------                                   ----------------------
CUSIP No. 863100202                   13D                    Page 25 of 40 Pages
-----------------------                                   ----------------------

                                    EXHIBIT C

                                IRREVOCABLE PROXY

            Each of George W.  Haywood,  Estate of M.  Haywood,  Cheryl  Jenkins
Haywood,  Allison  Haywood,  Julia Haywood and John Haywood (each, a "Seller and collectively,  the  "Sellers"),  has  entered  into  a  certain  Stock  Purchase
Agreement  (the  "Agreement")   with  WHX  CS  Corp.,  a  Delaware   corporation
("Purchaser"), dated the date hereof, in connection with Purchaser's purchase of that  number  of  shares  (the  "CoSine  Shares")  of  common  stock  of  CoSine
Communications, Inc., a Delaware corporation (the "Company"), listed beside such
Seller's name in Exhibit A attached  hereto.  As an inducement  for Purchaser to enter into the Agreement, each of the Sellers hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes  Warren  Lichtenstein and Jack
Howard, and each of them, the proxy of such Seller with respect to CoSine Shares
beneficially   held  by  such  Seller  with  full  power  of  substitution   and
resubstitution,  to extent set forth  herein.  As of the date hereof,  all prior proxies given by any of the Sellers with respect to any of the CoSine Shares are hereby revoked,  and no subsequent  proxies will be given with respect to any of the CoSine Shares by any of the Sellers prior to the Expiration Date (as defined below).

            From the date  hereof  until the  Expiration  Date,  the proxy named above will be empowered,  and may exercise this proxy, to vote the CoSine Shares or,  if the  CoSine  Shares  are  held  of  record  in a DTC  account,  to  give instructions  to the broker in whose name such  CoSine  Shares are being held on how to vote such CoSine  Shares,  at any time and from time to time, in its sole and absolute discretion and without notice to any of the Sellers, at any meeting of the stockholders of the Company,  however called, or in any written action by consent of  stockholders  of the Company,  with  respect to all matters  brought before a vote of the  stockholders.  This proxy  relates  to all of the  Company
Shares.  This  proxy  and the  rights  granted  hereunder  shall  expire  on the
Expiration Date.

            This proxy shall be binding upon the heirs,  successors  and assigns of each of the Sellers.

            Any  term  or   provision   of  this  proxy   which  is  invalid  or
unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or  unenforceability  without rendering invalid or  unenforceable  the remaining terms and provisions of this proxy or affecting the validity or  enforceability  of any of the terms or provisions of this proxy in any other  jurisdiction.  If any provision of this proxy is so broad as to be unenforceable,  the  provision  shall be  interpreted  to be only so broad as is enforceable. Each of the Sellers hereby affirms that this proxy is given for the purpose of and should be  construed so as to  effectuate  the purposes set forth above, and that this proxy is coupled with an interest and is irrevocable during the term hereof.

-----------------------                                   ----------------------
CUSIP No. 863100202                   13D                    Page 26 of 40 Pages
-----------------------                                   ----------------------

     This proxy shall on October 24, 2008 (the "Expiration Date").

Dated: October 25, 2005

                                  /s/ George W. Haywood
                                  ------------------------------
                                  GEORGE W. HAYWOOD

                                  ESTATE OF M. HAYWOOD

                                  /s/ George W. Haywood
                                  ------------------------------
                                  Name: George W. Haywood
                                  Title:

                                  /s/ Cheryl Jenkins Haywood
                                  ------------------------------
                                  CHERYL JENKINS HAYWOOD

                                  /s/ Allison Haywood
                                  ------------------------------
                                  ALLISON HAYWOOD

                                  /s/ Allison Haywood
                                  ------------------------------
                                  JULIA HAYWOOD

                                  /s/ Allison Haywood
                                  ------------------------------
                                  JOHN HAYWOOD

           SIGNATURE PAGE TO IRREVOCABLE PROXY DATED Oct. 25, 2005
                                                     -------

-----------------------                                   ----------------------
CUSIP No. 863100202                   13D                    Page 27 of 40 Pages
-----------------------                                   ----------------------

                                   SCHEDULE A

SELLER                           UMBER OF SHARES            PURCHASE PRICE

George Weaver Haywood                1,342,800               $3,558,420.00

Estate of M. Haywood                    49,000                 $129,850.00

Cheryl Jenkins Haywood                  60,000                 $159,000.00

Allison Haywood                         10,000                  $26,500.00

Julia Haywood                           10,000                  $26,500.00

John Haywood                             6,000                  $15,900.00
                                     ---------               -------------
TOTAL                                1,477,800               $3,916,170.00

-----------------------                                   ----------------------
CUSIP No. 863100202                   13D                    Page 28 of 40 Pages
-----------------------                                   ----------------------

                                                                       Exhibit 3

                            STOCK PURCHASE AGREEMENT

     STOCK PURCHASE AGREEMENT, dated as of October 26, 2005, by and among Lehman
Brothers  for the  Benefit  of George W.  Haywood  IRA  Account  with a business contact address of 3023 Q Street,  N.W.  Washington,  D.C. 20007 (the "SELLER"),
and WHX CS Corp., a Delaware corporation ("PURCHASER").

     WHEREAS,  Seller is the beneficial  owner of 420,537 shares of common stock
(the "COSINE  SHARES") of CoSine  Communications,  Inc., a Delaware  corporation
(the "COMPANY");

     WHEREAS,  the Seller desires to sell to Purchaser and Purchaser  desires to purchase  from the Seller the  CoSine  Shares for a purchase  price of $2.65 per
CoSine Share, or $1,114,423.00 in the aggregate, on the terms and subject to the conditions set forth in this Agreement;

     NOW, THEREFORE, the parties hereto hereby agree as follows:

Section 1.     SALE OF COSINE SHARES.

     1.1. SALE AND PURCHASE OF COSINE SHARES. At the Closing, upon the terms and subject to the  conditions  contained  in this  Agreement,  Seller shall sell to
Purchaser and Purchaser shall purchase from Seller all right, title and interest in and to the CoSine  Shares  (including  any and all voting  rights  associated therewith),  for the Purchase  Price of $2.65 per CoSine Shares for an aggregate purchase  price of ONE  MILLION  ONE  HUNDRED  FOURTEEN  THOUSAND  FOUR  HUNDRED
TWENTY-THREE ($1,114,423.00) DOLLARS (the "PURCHASE PRICE").

     1.2.  CLOSING.  The closing of the sale and  purchase of the CoSine  Shares shall  take  place  simultaneously  with  the  execution  and  delivery  of this
Agreement at the offices of Olshan  Grundman  Frome  Rosenzweig & Wolosky LLP at
Park Avenue Tower,  65 East 55th Street,  New York,  New York 10022,  or at such other  time and  place  as  Purchaser  and  Seller  shall  mutually  agree  (the
"CLOSING").

     1.3.  DELIVERIES AT THE CLOSING.  (a) At the Closing,  Purchaser  shall (i)
deliver the Purchase  Price to Seller by wire transfer to such account as Seller may  designate  to  Purchaser  prior  to the  Closing  and  (ii) an  opinion  of
Purchaser's counsel to the Seller in the form mutually agreed.

          (b)  Concurrently  with the execution of this Agreement,  Seller shall deliver to Purchaser a duly executed  Irrevocable Proxy in the form of Exhibit A attached hereto ("IRREVOCABLE PROXY").

          (c)  Concurrently  with the  execution of this  Agreement,  (i) Seller shall deliver a written instruction to Lehman Brothers, Inc. (the "BROKER") (the
"TRANSFER INSTRUCTIONS") instructing Broker to transfer the CoSine Shares to the
Purchaser's  account set forth in Exhibit B hereto upon Broker's  receipt of the
Purchase  Price,  and (ii)  Seller  shall  deliver  to  Purchaser  a copy of the
Transfer Instructions.

-----------------------                                   ----------------------
CUSIP No. 863100202                   13D                    Page 29 of 40 Pages
-----------------------                                   ----------------------

Section 2.     REPRESENTATIONS AND WARRANTIES OF PURCHASER.

     Purchaser hereby represents and warrants to Seller and Broker as follows:

     2.1.  AUTHORIZATION.  Purchaser  has  all  requisite  corporate  power  and authority to execute,  deliver and perform this  Agreement and the  transactions contemplated hereby, and the execution, delivery and performance by Purchaser of this Agreement has been duly authorized by all requisite action by Purchaser and this  Agreement,  when executed and delivered by Purchaser,  constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable  bankruptcy,  insolvency,  reorganization, fraudulent  conveyance,  moratorium or other similar laws  affecting  creditors'
rights and remedies  generally,  and subject,  as to enforceability,  to general principles  of  equity  (regardless  of  whether  enforcement  is  sought  in  a proceeding at law or in equity).

     2.2. INVESTMENT  REPRESENTATIONS.  Purchaser hereby represents and warrants to Seller as follows:

          (a) AVAILABLE INFORMATION.  Purchaser acknowledges that it is familiar with the business,  management,  operations,  financial condition and affairs of the Company and is therefore able to evaluate the merits and risks of a purchase of the CoSine  Shares  and is not  relying on any  information  provided  by the
Seller.

          (b) APPROVALS AND CONSENTS.  Purchaser is a wholly owned subsidiary of
WHX  Corporation.  The Board of  Directors of WHX  Corporation  has ratified the purchase of the CoSine  Shares in accordance  with the terms of this  Agreement.
Except as disclosed in the preceding sentence, no action,  approval,  consent or authorization,  including, but not limited to, any action, approval,  consent or authorization  by any  governmental or  quasi-governmental  agency,  commission, board,  bureau, or  instrumentality  is necessary or required as to Purchaser in order  to  constitute  this  Agreement  as  a  valid,  binding  and  enforceable obligation of Purchaser in accordance with its terms.

          (c) RESTRICTED SECURITIES. Purchaser understands and agrees that, when acquired by the Purchaser  pursuant to the Agreement,  the CoSine Shares will be restricted  within  the  meaning  of the  Securities  Act,  and may not be sold, transferred or otherwise  disposed of without  registration under the Securities
Act or an exemption therefrom.

          (d)  LEGEND.   Purchaser   understands  and   acknowledges   that  the
certificates representing the CoSine Shares shall bear a legend substantially as follows until (i) such securities  shall have been registered  under the Act and effectively  been  disposed  of in  accordance  with an  effective  registration statement  thereunder;  or (ii) in the opinion of counsel  for the Company  such securities  may be  sold  without  registration  under  the  Act as  well as any applicable "Blue Sky" or state securities laws:

     "THE  SECURITIES  REPRESENTED  BY THIS  INSTRUMENT  HAVE NOT BEEN
     REGISTERED  UNDER THE SECURITIES ACT OF 1933, AS AMENDED,  OR THE
     SECURITIES LAWS OF ANY STATE,  AND MAY NOT BE SOLD,  TRANSFERRED,
     ASSIGNED,  PLEDGED OR  HYPOTHECATED  UNLESS AND UNTIL  REGISTERED

-----------------------                                   ----------------------
CUSIP No. 863100202                   13D                    Page 30 of 40 Pages
-----------------------                                   ----------------------

     UNDER SUCH ACT AND/OR APPLICABLE STATE SECURITIES LAWS, OR UNLESS
     THE  CORPORATION  HAS  RECEIVED  AN  OPINION  OF COUNSEL OR OTHER
     EVIDENCE,  REASONABLY  SATISFACTORY  TO THE  CORPORATION  AND ITS
     COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED."

          (e) INVESTMENT.  The CoSine Shares to be acquired by Purchaser will be acquired for  investment  purposes only for  Purchaser's  own account,  not as a nominee or agent, and not with a view to the resale or distribution thereof.

          (f) ACCREDITED INVESTOR. Purchaser is an "ACCREDITED INVESTOR" as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933,  as  amended  (the  "SECURITIES  ACT").  Purchaser  is able to bear the economic risk of the purchase of the CoSine Shares pursuant to the terms of this
Agreement,  including a complete  loss of  Purchaser's  investment in the CoSine
Shares.

          (g) NO REPRESENTATION.  Purchaser confirms that neither Seller nor any agent or  affiliate  of  Seller  have made any  representation  or  warranty  to
Purchaser  about the Company or the CoSine  Shares other than those set forth in this Agreement,  and that Purchaser has not relied upon any other representation or warranty, express or implied, in purchasing the CoSine Shares.

          (h) FINANCIAL  EXPERIENCE.  The Purchaser represents that by reason of
Purchaser's  business or  financial  experience  or the  business  or  financial experience of Purchaser's  professional  advisors who are unaffiliated  with and who are not  compensated  by either  Seller or the Company or any  affiliate  or selling agent of either Seller or the Company, directly or indirectly, Purchaser has the capacity to protect  Purchaser's  own interests in  connection  with the transactions contemplated by this Agreement.

     2.3.  MATERIAL  INFORMATION.   Purchaser  represents  that  it  is  not  in
possession of any material non-public information with respect to the Company in connection with transactions  contemplated under this Agreement. For purposes of this Section  2.3,  "material"  shall mean  information  that an investor  would reasonably  attach  importance  in  reaching  a  decision  to buy,  sell or hold securities of the Company.

     2.4. DISCLOSURES.  Purchaser acknowledges that it is solely responsible for making any necessary disclosures  applicable to it under and otherwise complying with Section 13 and 16 of the Securities  Exchange Act of 1934, as amended,  and other applicable law.

     Purchaser understands that the foregoing representations and warranties are to be relied upon by Seller as a basis for  exemption  of the sale of the CoSine
Shares under the Securities Act and under the securities  laws of all applicable states and for other purposes.  Purchaser warrants that the information provided to Seller is true and correct as of the date  hereof,  and  Purchaser  agrees to advise Seller, prior to the execution of this Agreement,  of any material change in any such information.

-----------------------                                   ----------------------
CUSIP No. 863100202                   13D                    Page 31 of 40 Pages
-----------------------                                   ----------------------

Section 3.     REPRESENTATIONS AND WARRANTIES AND COVENANTS OF SELLER.

     Seller hereby  represents and warrants to Purchaser and Broker with respect to itself and its CoSine Shares as follows:

     3.1.  OWNERSHIP  OF COSINE  SHARES.  The CoSine  Shares are solely owned by
Seller as  beneficially  and/or of record,  free and clear of any and all liens, encumbrances,  claims, charges and assessments, and Seller has the full and sole right,  power,  legal  capacity and authority to sell,  transfer and deliver its
CoSine  Shares.  The CoSine Shares are not subject to any options or contractual restrictions with respect to transferability.

     3.2. AUTHORIZATION.  Seller has all requisite authority to execute, deliver and perform this Agreement and the  transactions  contemplated  hereby,  and the execution,  delivery and  performance  by Seller of this Agreement has been duly authorized by all requisite  action by Seller and this Agreement,  when executed and delivered by Seller,  constitutes a valid and binding  obligation of Seller, enforceable  against Seller in accordance with its terms,  subject to applicable bankruptcy,  insolvency,  reorganization,  fraudulent conveyance,  moratorium or other  similar laws  affecting  creditors'  rights and remedies  generally,  and subject,  as to  enforceability,  to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

     3.3. APPROVALS AND CONSENTS. No action, approval, consent or authorization, including, but not limited to, any action, approval, consent or authorization by any governmental or  quasi-governmental  agency,  commission,  board, bureau, or instrumentality  is  necessary  or required as to Seller in order to  constitute this  Agreement  as a valid,  binding and  enforceable  obligation  of Seller in accordance with its terms.

     3.4. PROXY. In addition to the Irrevocable Proxy delivered herewith, Seller hereby  agrees to take any and all actions  necessary to cause the CoSine Shares to be voted as directed by  Purchaser,  as such time or times and in such manner as may be directed by Purchaser.

     3.5. MATERIAL  INFORMATION.  Seller represents that it is not in possession of any material non-public information with respect to the Company in connection with  transactions  contemplated  under this  Agreement.  For  purposes  of this
Section 3.5, "material" shall mean information that an investor would reasonably attach  importance in reaching a decision to buy, sell or hold securities of the
Company.

     3.6.  DISCLOSURES.  Seller  acknowledges that it is solely  responsible for making any necessary disclosures  applicable to it under and otherwise complying with Section 13 and 16 of the Securities  Exchange Act of 1934, as amended,  and other applicable law.

Section 4.     INDEMNIFICATION.

          (a) Seller agrees to indemnify and hold  harmless  Purchaser  (and its officers, employees,  partners, agents, affiliates and controlling parties) from and against any and all losses,  liabilities,  damages,  claims, suits, actions, judgments  or causes of  action,  assessments,  costs  and  expenses,  including without limitation interest, penalties,  reasonable attorneys' fees, any and all

-----------------------                                   ----------------------
CUSIP No. 863100202                   13D                    Page 32 of 40 Pages
-----------------------                                   ----------------------

reasonable  expenses incurred in  investigating,  preparing or defending against any litigation,  commenced or threatened,  or any claim whatsoever,  and any and all amounts paid in settlement  of any claim or  litigation,  asserted  against, resulting to, imposed upon, or incurred or suffered by Purchaser,  directly as a result of third party  claims  resulting or arising  from any  inaccuracy  in or breach  or  nonfulfillment  of  or  any  alleged  inaccuracy  in  or  breach  or
nonfulfillment  of  any  of  the  representations,   warranties,   covenants  or
agreements  made by  Seller  in this  Agreement;  PROVIDED,  HOWEVER,  that  the indemnity agreement contained in this SUBSECTION 4(A) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of Seller (which consent shall not be unreasonably  withheld,  conditioned or delayed) provided,  further, in no event shall the indemnity  obligations of Seller under this SUBSECTION 4(A) exceed the net  proceeds  received  by  Seller  from the sale of the  CoSine  Shares to the
Purchaser pursuant to the Agreement.

            (b) Purchaser and WHX Corporation,  jointly and severally, agrees to indemnify  and hold  harmless  Seller (and its  officers,  employees,  partners, agents, affiliates and controlling parties) from and against any and all losses, liabilities,  damages,  claims, suits,  actions,  judgments or causes of action,
assessments,   costs  and  expenses,   including  without  limitation  interest,
penalties,  reasonable attorneys' fees, any and all reasonable expenses incurred in investigating,  preparing or defending  against any litigation,  commenced or threatened, or any claim whatsoever,  and any and all amounts paid in settlement of any claim or  litigation,  asserted  against,  resulting to, imposed upon, or incurred  or  suffered  by Seller  directly  as a result of third  party  claims resulting or arising from any  inaccuracy in or breach or  nonfulfillment  of or
any  alleged   inaccuracy  in  or  breach  or   nonfulfillment  of  any  of  the
representations,  warranties,  covenants or agreements  made by the Purchaser in this Agreement  (including  without limitation the payment of the Purchase Price agreed to in Section  1.3(a)  hereto),  provided,  however,  that the  indemnity agreement  contained in this  SUBSECTION 4(B) shall not apply to amounts paid in settlement  of any such  loss,  claim,  damage,  liability,  or  action  if such settlement is effected without the consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 5.     BROKERS AND FINDERS.

     No party hereto shall be obligated to pay any commission,  brokerage fee or finder's fee based on any alleged  agreement or  understanding  between any such party and a third  person in respect of the  transactions  contemplated  hereby.
Each party hereto  hereby agrees to indemnify the other against any claim by any third person for any commission, brokerage or finder's fee or other payment with respect to this Agreement or the transactions  contemplated  hereby based on any alleged  agreement or  understanding  between such party and such third  person, whether express or implied from the actions of such party.

Section 6.  RECITALS INCORPORATED.

     The recitals of this  Agreement are  incorporated  herein by this reference and made a material part of this Agreement.

Section 7.  SUCCESSORS AND ASSIGNS.

     This  Agreement  shall bind and inure to the benefit of the parties  hereto and their respective successors and assigns.

-----------------------                                   ----------------------
CUSIP No. 863100202                   13D                    Page 33 of 40 Pages
-----------------------                                   ----------------------

Section 8.  ENTIRE AGREEMENT.

     This  Agreement,  including  any and all  exhibits  and  schedules  hereto, contains  the entire  understanding  of the parties  with respect to the subject matter hereof and supersedes all prior agreements and  understandings  among the parties with respect thereto.

Section 9.  NOTICES.

     All notices,  demands and requests of any kind to be delivered to any party in  connection  with this  Agreement  shall be in writing and shall be deemed to
have   been   duly   given   if    personally    delivered   or   if   sent   by
internationally-recognized overnight courier or by registered or certified mail, return receipt requested and postage prepaid, addressed as follows:

          (a)  if to Purchaser, to:

                         WHX CS Corp.
                         555 Theodore Fremd Avenue,
                         Rye, New York 10580
                         Telecopier: (914) 925-4498
                         Attention: Warren Lichtenstein

                         with a copy to:

                         Olshan Grundman Frome Rosenzweig & Wolosky LLP
                         Park Avenue Tower
                         65 East 55th Street
                         New York, NY 10022
                         Telecopier: (212) 451-2222
                         Attention: Steven Wolosky, Esq.

          (b)  if to Seller, to:

                         Lehman Brothers for the Benefit of
                         George W. Haywood IRA Account
                         3023 Q Street, N.W.
                         Washington, D.C. 20007
                         Telecopier:  (202) 342-3409

                         with a copy to:

                         Moomjian & Waite, LLP
                         100 Jericho Quadrangle, Suite 225
                         Jericho, New York 11753
                         Telecopier:  (516) 937-5050
                         Attention:  Gary T. Moomjian, Esq.

-----------------------                                   ----------------------
CUSIP No. 863100202                   13D                    Page 34 of 40 Pages
-----------------------                                   ----------------------

or to such  other  address  as the party to whom  notice is to be given may have furnished to the other parties to this  Agreement in writing in accordance  with the provisions of this Section. Any such notice or communication shall be deemed to have been received (i) in the case of personal delivery,  on the date of such delivery,  (ii) in the case of  nationally-recognized  overnight courier, on the next business day after the date when sent and (iii) in the case of mailing,  on the third business day following that on which the piece of mail containing such communication is posted.

Section 10. AMENDMENTS.

     This Agreement may not be modified or amended,  or any of the provisions of this Agreement waived, except by written agreement of all parties hereto.

Section 11. GOVERNING  LAW; WAIVER OF JURY TRIAL.

          (a) All questions  concerning  the  construction,  interpretation  and validity of this  Agreement  shall be governed by and  construed and enforced in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law  provision or rule (whether in the State of New
York or any other  jurisdiction) that would cause the application of the laws of any  jurisdiction  other  than the  State of New  York.  In  furtherance  of the foregoing,  the  internal  law of  the  State  of  New  York  will  control  the
interpretation   and  construction  of  this  Agreement,   even  if  under  such
jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily or necessarily apply.

          (b) BECAUSE  DISPUTES  ARISING IN  CONNECTION  WITH COMPLEX  FINANCIAL
TRANSACTIONS  ARE MOST QUICKLY AND  ECONOMICALLY  RESOLVED BY AN EXPERIENCED AND
EXPERT  PERSON  AND THE  PARTIES  WISH  APPLICABLE  LAWS TO APPLY  (RATHER  THAN
ARBITRATION  RULES),  THE PARTIES  DESIRE  THAT THEIR  DISPUTES BE RESOLVED BY A
JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE,  TO ACHIEVE THE BEST COMBINATION
OF THE BENEFITS OF THE JUDICIAL  SYSTEM AND OF  ARBITRATION,  THE PARTIES HERETO
WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION,  SUIT OR  PROCEEDING  BROUGHT TO
ENFORCE OR DEFEND ANY RIGHTS OR REMEDIES  UNDER THIS  AGREEMENT OR ANY DOCUMENTS
RELATED HERETO.

Section 12. SUBMISSION TO JURISDICTION.

     Any legal  action or  proceeding  with  respect  to this  Agreement  may be brought in the courts of the State of New York and the United  States of America
located in the City of New York, New York and, by execution and delivery of this
Agreement,  the parties  hereby  accept for  themselves  and in respect of their properties,  generally and  unconditionally,  the  jurisdiction of the aforesaid courts. The parties hereby irrevocably waive, in connection with any such action or proceeding,  any objection,  including,  without limitation, any objection to the venue or based on the grounds of forum non conveniens, which they may now or hereafter  have  to the  bringing  of any  such  action  or  proceeding  in such respective jurisdictions.  The parties hereby irrevocably consent to the service

-----------------------                                   ----------------------
CUSIP No. 863100202                   13D                    Page 35 of 40 Pages
-----------------------                                   ----------------------

of process of any of the aforementioned  courts in any such action or proceeding by the  mailing of copies  thereof by  registered  or  certified  mail,  postage prepaid, to them at the address set forth herein.

Section 13. SEVERABILITY.

     It is the desire  and intent of the  parties  that the  provisions  of this
Agreement be enforced to the fullest extent permissible under the law and public
policies  applied  in  each   jurisdiction  in  which   enforcement  is  sought.
Accordingly,  in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction,  shall be ineffective,  without invalidating the  remaining  provisions  of this  Agreement  or  affecting  the  validity  or enforceability  of  such  provision  in any  jurisdiction.  Notwithstanding  the foregoing,  if such  provision  could  be more  narrowly  drawn  so as not to be invalid, prohibited or unenforceable in such jurisdiction,  it shall, as to such
jurisdiction,   be  so  narrowly  drawn,   without  invalidating  the  remaining
provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 14. COUNTERPARTS.

     This Agreement may be executed in any number of counterparts, and each such counterpart of this Agreement shall be deemed to be an original instrument,  but all such  counterparts  together shall  constitute but one agreement.  Facsimile counterpart signatures to this Agreement shall be acceptable and binding.

Section 15. HEADINGS.

     The section and  paragraph  headings  contained in this  Agreement  are for reference  purposes  only  and  shall  not  affect  in any  way the  meaning  or interpretation of this Agreement.

Section 16. EXPENSES.

     Each party hereto shall pay its own expenses  incurred in the  preparation, negotiation  and  execution  of  this  Agreement  and  the  consummation  of the transactions  contemplated  hereby and  thereby,  including  without  limitation expenses for legal and accounting services.

Section 17. SURVIVAL.

     The  warranties,  representations,  and  covenants of Seller and  Purchaser contained in or made pursuant to this Agreement  shall survive the execution and delivery  of this  Agreement  and the Closing and shall in no way be affected by any  investigation  of the  subject  matter  thereof  made  by or on  behalf  of
Purchaser or Seller.

Section 18. FURTHER ASSURANCES.

     From and after the date of this  Agreement,  the Purchaser and Seller agree to execute and deliver any additional  documents,  instrument and other writings as may be reasonably  necessary to effect the transfer of the CoSine Shares from the Seller to the Purchaser,  including any documents  required by the Company's transfer agent or counsel.

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CUSIP No. 863100202                   13D                    Page 36 of 40 Pages
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Section 19. PREPARATION OF AGREEMENT.

     Each  party to this  Agreement  acknowledges  that:  (i) the  party had the advice of, or  sufficient  opportunity  to obtain the advice of,  legal  counsel separate and  independent of legal counsel for any other party hereto;  (ii) the terms of the transactions contemplated by this Agreement are fair and reasonable
to  such  party;  and  (iii)  such  party  has  voluntarily   entered  into  the
transactions  contemplated  by this Agreement  without duress or coercion.  Each party  further  acknowledges  that such party was not  represented  by the legal
counsel  of  any  other  party  hereto  in  connection  with  the   transactions
contemplated  by  this  Agreement,  nor  was  he  or  it  under  any  belief  or understanding  that such legal counsel was  representing  his or its  interests.
Each party agrees that no conflict,  omission or ambiguity in this Agreement, or the interpretation  thereof,  shall be presumed,  implied or otherwise construed against  any other  party to this  Agreement  on the basis  that such  party was responsible for drafting this Agreement.

                                    * * * * *

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CUSIP No. 863100202                   13D                    Page 37 of 40 Pages
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     IN WITNESS  WHEREOF,  each of the  undersigned has duly executed this Stock
Purchase Agreement as of the date first written above.

                                  WHX CS CORP.

                                  By:  /s/ Glen Kassan
                                      -----------------------------------
                                      Name:  Glen Kassan
                                      Title: President

                                  WHX CORPORATION
                                  (solely with respect to Subsection 4(b) of
                                  this Agreement)

                                  By:  /s/ Glen Kassan
                                      -----------------------------------
                                      Name:  Glen Kassan
                                      Title: Chief Executive Officer

                                  LEHMAN BROTHERS FOR THE BENEFIT
                                  OF GEORGE W. HAYWOOD IRA ACCOUNT

                                  By: /s/
                                      ------------------------------------
                                      Name:
                                      Title:

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CUSIP No. 863100202                   13D                    Page 38 of 40 Pages
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                                    EXHIBIT A

                                IRREVOCABLE PROXY

     Lehman  Brothers  for the Benefit of George W.  Haywood - IRA Account  (the
"Seller"), has entered into a certain Stock Purchase Agreement (the "Agreement")
with WHX CS Corp., L.P., a Delaware  corporation  ("Purchaser"),  dated the date hereof,  in connection with Purchaser's  purchase of 420,537 shares (the "CoSine
Shares") of common stock of CoSine Communications,  Inc., a Delaware corporation
(the  "Company").  As an inducement  for Purchaser to enter into the  Agreement,
Seller hereby  irrevocably (to the fullest extent permitted by law) appoints and constitutes Warren  Lichtenstein and Jack Howard, and each of them, the proxy of
Seller with  respect to the CoSine  Shares with full power of  substitution  and resubstitution,  to extent set forth  herein.  As of the date hereof,  all prior proxies  given by Seller  with  respect to any of the  CoSine  Shares are hereby revoked,  and no  subsequent  proxies  will be given with  respect to any of the
CoSine Shares by Seller prior to the Expiration Date (as defined below).

     From the date hereof until the Expiration  Date, the proxy named above will be empowered,  and may exercise this proxy, to vote the CoSine Shares or, if the
CoSine Shares are held of record in a DTC account,  to give  instructions to the broker in whose name such CoSine Shares are being held on how to vote the CoSine
Shares,  at any time and from time to time, in its sole and absolute  discretion and without notice to Seller, at any meeting of the stockholders of the Company, however  called,  or in any  written  action by consent of  stockholders  of the
Company,  with respect to all matters brought before a vote of the stockholders.
This  proxy  relates  to all of the  CoSine  Shares.  This  proxy and the rights granted hereunder shall expire on the Expiration Date.

     This proxy  shall be  binding  upon the heirs,  successors  and  assigns of
Seller.

            Any  term  or   provision   of  this  proxy   which  is  invalid  or
unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or  unenforceability  without rendering invalid or  unenforceable  the remaining terms and provisions of this proxy or affecting the validity or  enforceability  of any of the terms or provisions of this proxy in any other  jurisdiction.  If any provision of this proxy is so broad as to be unenforceable,  the  provision  shall be  interpreted  to be only so broad as is enforceable.  Seller hereby  affirms that this proxy is given for the purpose of and should be construed so as to  effectuate  the purposes set forth above,  and that this proxy is coupled with an interest and is  irrevocable  during the term hereof.

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CUSIP No. 863100202                   13D                    Page 39 of 40 Pages
-----------------------                                   ----------------------

     This proxy shall terminate upon October 24, 2008 (the "Expiration Date").

Dated:      October 25, 2005

                                      LEHMAN BROTHERS FOR THE BENEFIT OF
                                      GEORGE W. HAYWOOD IRA ACCOUNT

                                      By: /s/
                                          --------------------------------------
                                      Name:
                                      Title:

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CUSIP No. 863100202                   13D                    Page 40 of 40 Pages
-----------------------                                   ----------------------

                                    EXHIBIT B

                        NATIONAL FINANCIAL SERVICES
                        CLEARING AGENT FOR MUTUAL SECURITIES INC.
                        DTC ACCOUNT NUMBER: 0226 FTAO
                        WHX CS CORP. ACCOUNT NO.  0FN750000